Exhibit 99.8

PERDIGÃO S.A.

A Publicly Listed Company

CNPJ/MF 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

Perdigão S.A. (“Company” or “Perdigão”) announces to the market, in accordance with CVM Instruction Nr. 358, that, in a meeting of the Company’s Board of Directors on November 27 2008, approval was given for the second phase of the Company’s corporate and business restructuring, involving the Company and certain of its directly and indirectly owned subsidiaries and which will offer Perdigão synergy gains as well as a simplification of its corporate structure, a reduction in costs and operating expenses and a rationalization of its  internal processes and procedures.

The corporate restructuring approved in the above-mentioned meeting of the Board of Directors consists of a partial split-off of Perdigão Agroindustrial S.A. and the transfer to Perdigão of the split-off portion, consisting of its investments in its subsidiaries Perdigão Agroindustrial Mato Grosso Ltda., Batávia S.A. Indústria de Alimentos and Maroca & Russo Indústria e Comércio Ltda. (Cotochés) as well as certain liabilities in the form of debt obligations, accounts payable and intercompany loans from Perdigão.  Immediately thereafter, these wholly-owned subsidiaries will be incorporated by Perdigão.

The corporate restructuring will be submitted to the approval of general shareholders’ meetings and quotaholders’ meetings of the companies involved and will not generate any rights of withdrawal for the current shareholders of the Company (incorporating party).  The incorporations will not result in any increase in the shareholders’ capital of the Company, since the parties being incorporated are wholly-owned subsidiaries.

The goodwill to be registered by the Company as part of the acquisition of the incorporated companies, in the amount of R$148,766,546.70, is based on forecasts of future years’ earnings and will be amortized in its entirety in fiscal year 2008.

São Paulo, November 27 2008.

Leopoldo Viriato Saboya

CFO and Investor Relations Director